SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of August 2003

JACADA LTD.

(Translation of registrant’s name into English

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

Explanatory Note

Attached is:

1. Minutes of the Annual General Meeting of the Shareholders of Jacada Ltd. Held on August 24, 2003. The minutes summarize the actions and results of the matters voted upon at the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth

Name: Robert C. Aldworth Title: Chief Financial Officer

Dated: August 29, 2003